ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Financial calendar 2009

4 quarter 2008 - 19 February 2009
1 quarter 2009 - 6 May 2009
2 quarter 2009 - 12 August 2009
3 quarter 2009 - 30 October 2009

Annual General Meeting 23 April 2009

All dates subject to change.

Orkla ASA
Oslo, 22 September 2008

Contact:
Lars Røsæg, Investor Relations,
Tel: +47 22 54 44 26

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification - options

On 19 September 2008, in connection with Orkla's option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 40.14 per share.

A total of 10 782 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 677 390 treasury shares.

Orkla ASA,
Oslo, 19 September 2008

Contact:
Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Scandinavian Property Development

Orkla ASA, has on 18 September 2008 bought 2 400 000 shares in Scandinavian Property Development at an average share price of NOK 10.00.

Morten Grongstad, Managing director in Orkla Eiendom, is a member of the Scandinavian Property Development board of directors.

After this transaction, Orkla ASA owns 26 400 000 shares in Scandinavian Property Development, corresponding to 32.99 %.

Orkla ASA
Oslo, 19 September 2008

Contact:
Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Jan Thomsen

Jan Thomsen, Chief Risk Officer in Orkla, has on 17 September 2008 bought 5 000 shares in Orkla ASA at a price of NOK 57.30 per share.

After this transaction, Jan Thomsen and his close associates own 35 828 shares and 50 000 options in Orkla ASA.

Orkla ASA
Oslo, 18 September 2008

Contact:
Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

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